Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the ‘‘Company’’), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This circular is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds are not available for general subscription in Hong Kong or elsewhere.

This circular does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will be made in the United States.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

NON-EXEMPT CONNECTED TRANSACTIONS

(1)                   PRE-EMPTIVE SUBSCRIPTION OF BONDS BY DATANG AND COUNTRY HILL

(2)                   PROPOSED FURTHER SPECIAL MANDATES TO ISSUE

CONVERSION SHARES ON CONVERSION OF THE PRE-EMPTIVE BONDS

(3)                   NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

The notice convening an extraordinary general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on 17 February 2014 at 4 : 00 p.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the extraordinary general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the extraordinary general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the extraordinary general meeting in person. Only shareholders of record on 17 February 2014 are entitled to attend and vote at the extraordinary general meeting.

*                   for identification purpose only

29 January 2014

i

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

‘‘2004 Equity Incentive Plan’’	the 2004 equity incentive plan adopted by the Company by way of Shareholders’ resolution on 10 March 2004, and as amended from time to time

‘‘2004 Stock Option Plan’’	the 2004 stock option plan adopted by the Company by way of Shareholders’ resolution on 16 February 2004, and as amended from time to time

‘‘Alternative Stock Exchange’’

at any time, in the case of the Shares, if they are not at that time listed and traded on the Hong Kong Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in

‘‘Announcement’’	the announcement dated 18 December 2013 relating to the subscription of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds by Datang and Country Hill respectively

‘‘associate(s)’’	has the meaning as described in the Listing Rules

‘‘Board’’	the board of Directors

‘‘Bonds’’	the Placed Bonds, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds

‘‘Change of Control’’	a ‘‘Change of Control’’ occurs when:

(i)

any person or persons acting together acquires Control of the Company provided that such person or persons does not or do not have, and would not be deemed to have, Control of the Company on 7 November 2013; or

(ii)

the Company consolidates with or merges into or sells or transfers all or substantially all of the assets of the Company to any other person or persons acting together unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring Control over the Company or successor entity

‘‘Closing Price’’

‘‘Closing Price’’ for the Shares for any trading day shall be the price published in the daily quotation sheet published by the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day

‘‘Company’’	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, shares of which are listed on the main board of the Hong Kong Stock Exchange

‘‘connected person(s)’’	has the meaning ascribed to it under the Listing Rules

‘‘Control’’

(a) the beneficial ownership or control of more than 50 per cent. of the voting rights of the issued share capital of the Company, or (b) the right to appoint and/or remove all or the majority of the members of the Board or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise

‘‘Conversion Price’’

the price at which the Placed Bonds Conversion Shares, the Datang Conversion Shares and the Country Hill Conversion Shares will be issued upon conversion of the Bonds which will initially be HK$0.7965 per Share and will be subject to adjustment in the manner provided in the terms and conditions of the Bonds

‘‘Country Hill’’

Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a wholly-owned subsidiary of CIC International Co., Ltd. (‘‘CIC International’’). CIC International is a subsidiary controlled by China Investment Corporation

‘‘Country Hill Conversion Shares’’	Shares to be allotted and issued by the Company upon conversion of the Country Hill Pre-emptive Bonds

‘‘Country Hill Further Special Mandate’’	the authority to be granted by the Independent Shareholders at the EGM to the Directors to allot and issue the Country Hill Conversion Shares

‘‘Country Hill Further Subscription’’

the proposed subscription of Country Hill Pre-emptive Bonds by Country Hill under the Country Hill Further Subscription Agreement pursuant to the exercise of pre-emptive right by Country Hill under the Country Hill Share Subscription Agreement

‘‘Country Hill Further Subscription Agreement’’	the agreement entered into between the Company and Country Hill dated 18 December 2013 in relation to the Country Hill Further Subscription

‘‘Country Hill Further Subscription Closing Date’’	such date as the Company and Country Hill may agree, not being later than 30 May 2014

‘‘Country Hill Pre- emptive Bonds’’

the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$32,200,000 proposed to be issued by the Company under the Country Hill Further Subscription Agreement pursuant to the exercise of its pre-emptive right under the Country Hill Share Subscription Agreement in connection with the issue by the Company of the Placed Bonds and the Datang Pre-emptive Bonds as will result in Country Hill’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed Bonds and the Datang Pre-emptive Bonds

‘‘Country Hill Share Subscription Agreement’’	the share subscription agreement dated 18 April 2011 entered into between the Company and Country Hill

‘‘Current Market Price’’

has the meaning defined in the terms and conditions of the Bonds, which essentially means, in respect of a Share on a particular date, the average of the daily Closing Prices of one Share on each of the last 10 (or 30 in connection with any merger or acquisition) consecutive trading days, subject to certain standard adjustments relating to the impact of dividends on the closing price of a Share. If the Closing Price of a Share is not available during the said period, either an average of a shorter number of consecutive trading days will be used to determine the Current Market Price or in certain cases it will be determined by an independent investment bank. Adjustments may also be made as an independent investment bank considers appropriate to reflect any consolidation or sub-division of the Shares or any issue of Shares by way of capitalisation of profits or reserves, or any like or similar event

‘‘Datang’’	Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Telecom

‘‘Datang Conversion Shares’’	Shares to be allotted and issued by the Company upon conversion of the Datang Pre-emptive Bonds

‘‘Datang Further Special Mandate’’	the authority to be granted by the Independent Shareholders at the EGM to the Directors to allot and issue the Datang Conversion Shares

‘‘Datang Further Subscription’’

the proposed subscription of Datang Pre-emptive Bonds by Datang under the Datang Further Subscription Agreement pursuant to the exercise of pre-emptive right by Datang under the Datang Share Purchase Agreement

‘‘Datang Further Subscription Agreement’’	the agreement entered into between the Company and Datang dated 18 December 2013 in relation to the Datang Further Subscription

‘‘Datang Further Subscription Closing Date’’	such date as the Company and Datang may agree, not being later than 30 May 2014

‘‘Datang Pre-emptive Bonds’’

the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$54,600,000 proposed to be issued by the Company under the Datang Further Subscription Agreement pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the issue by the Company of the Placed Bonds and the Country Hill Pre- emptive Bonds which will result in Datang’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed Bonds and the Country Hill Pre-emptive Bonds

‘‘Datang Share Purchase Agreement’’	the share purchase agreement dated 6 November 2008 entered into between the Company and Datang Telecom

‘‘Datang Telecom’’	Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

‘‘Director(s)’’	director(s) of the Company

‘‘EGM’’

the extraordinary general meeting of the Company proposed to be held on 17 February, 2014 at 4 : 00 p.m. to approve, among other things, the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement and the transactions contemplated thereunder

‘‘Further Special Mandates’’	the Datang Further Special Mandate and the Country Hill Further Special Mandate

‘‘Group’’	the Company and its subsidiaries

‘‘HK$’’	Hong Kong Dollars, the lawful currency of Hong Kong

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC

‘‘Hong Kong Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘Independent Board Committee’’	an independent committee of the Board that consists of all independent non-executive Directors

‘‘Independent Financial Adviser’’ or ‘‘Quam Capital’’

Quam Capital Limited, a licensed corporation to carry out type 6 (advising on corporate finance) regulated activity under the SFO, being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Datang Further Subscription and the Country Hill Further Subscription

‘‘Independent Shareholders’’

in relation to the Datang Further Subscription, Shareholders other than Datang and its associates, and in relation to the Country Hill Further Subscription, Shareholders other than Country Hill and its associates

‘‘Joint Managers’’	J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch

‘‘Latest Practicable Date’’	23 January 2014, being the latest practicable date prior to the printing of this circular

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘London Stock Exchange’’	the London Stock Exchange plc

‘‘Model Code’’	Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules

‘‘New York Stock Exchange’’	the New York Stock Exchange, Inc.

‘‘Placed Bonds’’	the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$200 million issued by the Company on 7 November 2013

‘‘Placed Bonds Conversion Shares’’	Shares to be allotted and issued by the Company upon conversion of the Placed Bonds

‘‘PRC’’	the People’s Republic of China (for the purpose of this circular excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan)

‘‘Relevant Event’’	‘‘Relevant Event’’ occurs:

(i) when the Shares cease to be listed or admitted to trading or suspended for a period equal to or exceeding 45 consecutive trading days; or

(ii) when there is a Change of Control

‘‘Securities Act’’	the U.S. Securities Act of 1933, as amended from time to time

‘‘SFO’’	the Securities and Futures Ordinance (Chapter 571) of the laws of Hong Kong

‘‘Share(s)’’	share(s) of US$0.0004 each in the share capital of the Company

‘‘Shareholder(s)’’	the holder(s) of the Shares

‘‘Singapore Exchange’’	Singapore Exchange Securities Trading Limited

‘‘substantial shareholder(s)’’	has the meaning ascribed to it under the Listing Rules

‘‘Trustee’’	trustee for the holder of the Datang Pre-emptive Bonds or the Country Hill Pre-emptive Bonds (as applicable)

‘‘US’’ or ‘‘United States’’	the United States of America

‘‘US$’’ or ‘‘US Dollars’’	United States dollars, the lawful currency of the United States

‘‘%’’	per cent.

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

Executive Directors:	Registered Office:
Zhang Wenyi (Chairman)	PO Box 309, Ugland House
Tzu-Yin Chiu (Chief Executive Officer)	Grand Cayman, KY1-1104
Gao Yonggang	Cayman Islands

Non-executive Directors:	Principal Place of Business:
Chen Shanzhi (Li Yonghua as his Alternate)	18 Zhangjiang Road
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)	PuDong New Area
Zhou Jie	Shanghai 201203
People’s Republic of China
Independent Non-executive Directors:
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan

29 January 2014

To the Shareholders

Dear Sir or Madam,

NON-EXEMPT CONNECTED TRANSACTIONS

(1)                   PRE-EMPTIVE SUBSCRIPTION OF BONDS BY DATANG AND COUNTRY HILL

(2)                   PROPOSED FURTHER SPECIAL MANDATES TO ISSUE

CONVERSION SHARES ON CONVERSION OF THE PRE-EMPTIVE BONDS

(3)                   NOTICE OF EXTRAORDINARY GENERAL MEETING

INTRODUCTION

Reference is made to the Announcement in which the Company announced that on 18 December 2013, it entered into (1) the Datang Further Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Further Subscription

*           for identification purpose only

Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Bonds in an aggregate principal amount of US$54,600,000 for a total cash consideration of US$54,600,000, and (2) the Country Hill Further Subscription Agreement with Country Hill, pursuant to which, on and subject to the terms of the Country Hill Further Subscription Agreement, the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the Country Hill Pre-emptive Bonds in an aggregate principal amount of US$32,200,000 for a total cash consideration of US$32,200,000.

Datang is a substantial shareholder of the Company holding approximately 19.02% of the issued share capital of the Company as at the Latest Practicable Date. Country Hill is a substantial shareholder of the Company holding approximately 11.22% of the issued share capital of the Company as at the Latest Practicable Date. Datang and Country Hill are therefore connected persons of the Company and the Datang Further Subscription and the Country Hill Further Subscription constitute connected transactions of the Company under Chapter 14A of the Listing Rules, which are subject to the reporting, announcement and Independent Shareholders’ approval requirements.

The issue of Datang Conversion Shares issuable on conversion of the Datang Pre- emptive Bonds to Datang pursuant to the Datang Further Subscription Agreement is proposed to be issued under the Datang Further Special Mandate to be obtained at the EGM, and is therefore subject to Independent Shareholders’ approval. The issue of Country Hill Conversion Shares issuable on conversion of the Country Hill Pre-emptive Bonds to Country Hill pursuant to the Country Hill Further Subscription Agreement is proposed to be issued under the Country Hill Further Special Mandate to be obtained at the EGM, and is therefore subject to Independent Shareholders’ approval.

The purpose of this circular is to provide you with (i) details regarding the Datang Further Subscription and the granting of the Datang Further Special Mandate; (ii) details regarding the Country Hill Further Subscription and the granting of the Country Hill Further Special Mandate; and (iii) a notice to convene the EGM.

I.                                THE DATANG FURTHER SUBSCRIPTION

A                       Pre-emptive rights of Datang

References are made to the Company’s announcements dated 10 November 2008, 7 July 2010, 8 July 2010, 5 May 2011, 24 October 2013, 25 October 2013 and 7 November 2013 in relation to the Datang Share Purchase Agreement.

Pursuant to the Datang Share Purchase Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang shall have the pre-emptive right to purchase such number of additional Shares or securities convertible into Shares by giving written notice to the Company of the exercise of such right within ten business days from the giving of notice by the Company on the above proposed issue so as to enable Datang to hold, after the issue of such securities, a pro rata portion of such securities equivalent to the percentage of the issued share capital of the Company then held by Datang immediately prior to the issue of such securities.

If the above notice to be given by Datang is not so given, Datang will be deemed to have elected not to exercise its pre-emptive right in respect of the above issue. Datang’s pre-emptive right is applicable to the issue of the Placed Bonds and any Country Hill Pre-emptive Bonds. Pursuant to the Datang Share Purchase Agreement, completion of any such subscription of the Datang Pre-emptive Bonds by Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Bonds in connection with the issue of the Placed Bonds and any Country Hill Further Subscription will be at a price equivalent to the issue price of the Placed Bonds (in the case of the issue of the Datang Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the Independent Shareholders for any such Datang Further Subscription.

The Company has notified Datang in accordance with the terms of the Datang Share Purchase Agreement in respect of the issue of the Placed Bonds and the possibility of the Country Hill Further Subscription. Pursuant to the Datang Share Purchase Agreement, Datang delivered an irrevocable notice to the Company on 7 November 2013 that it would fully exercise its pre-emptive right in respect of the issue of the Placed Bonds and any Country Hill Pre-emptive Bonds.

B                       The Datang Further Subscription Agreement

On 18 December 2013, the Company entered into the Datang Further Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Further Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre- emptive Bonds in an aggregate principal amount of US$54,600,000 for a total cash consideration of US$54,600,000. The subscription by Datang of the Datang Pre- emptive Bonds will be based on terms and conditions that are substantially the same as the issue of the Placed Bonds, with the major differences being the conditions relating to the obtaining of the approval of Independent Shareholders and the necessary governmental approvals. The Company will also enter into a supplemental trust deed and a supplemental paying, conversion and transfer agency agreement to extend the trust deed and the paying, conversion and transfer agency agreement for the Placed Bonds to the Datang Pre-emptive Bonds. The principal terms of the Datang Further Subscription Agreement are set out below:

Date:	18 December 2013

Parties:	Datang as the subscriber and the Company as the issuer

Proposed issue of the Datang Pre-emptive Bonds:	Subject to the fulfilment of the conditions set out below in the section headed ‘‘Conditions Precedent’’

Conversion of the Datang Pre-emptive Bonds:

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Datang Pre- emptive Bonds at the initial Conversion Price, the Datang Pre-emptive Bonds will be convertible into 531,481,129 Shares, representing approximately 1.66% of the issued share capital of the Company on the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and approximately 1.52% of the issued share capital of the Company as enlarged assuming full conversion of the Bonds. The Shares issuable upon conversion of the Datang Pre-emptive Bonds will be allotted and issued pursuant to the Datang Further Special Mandate to be granted to the Board by the Independent Shareholders at the EGM and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Datang Pre-emptive Bonds is subject to the approval of the Independent Shareholders at the EGM.

Conditions Precedent:	The obligations of Datang to subscribe for and pay for the Datang Pre-emptive Bonds are subject to, among others, the following conditions precedent:

1. Other contracts: the execution and delivery (on or before the Datang Further Subscription Closing Date) of the other contracts (to the extent applicable) by the respective parties;

2. Compliance: at the Datang Further Subscription Closing Date:

(i) the representations and warranties of the Company in the Datang Further Subscription Agreement being true, accurate and correct at, and as if made on such date;

(ii) the Company having performed all its obligations under the Datang Further Subscription Agreement to be performed on or before such date; and

(iii) there having been delivered to Datang a certificate of a duly authorised officer of the Company;

3.              Material adverse change: after the date of the Datang Further Subscription Agreement up to and at the Datang Further Subscription Closing Date, there not having occurred any change (nor any development or event reasonably likely to involve a prospective change), in the condition (financial or other), prospects, results of operations or general affairs of the Company or of the Group, which, in the opinion of Datang, is material and adverse in the context of the issue of the Datang Pre-emptive Bonds;

4.              Other consents: on or prior to the Datang Further Subscription Closing Date there shall have been obtained by the Company all resolutions, consents, authorities and approvals required in relation to the issue of the Datang Pre-emptive Bonds and the performance of its obligations under the trust deed (including the supplemental trust deed), the agency agreement and the Datang Pre-emptive Bonds (including the consents and approvals required from all lenders);

5.              Listing: the Hong Kong Stock Exchange having agreed to list the Shares issuable upon conversion of the Datang Pre-emptive Bonds and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to Datang, to list the Datang Pre-emptive Bonds (or, in each case, Datang being reasonably satisfied that such listing will be granted);

6.              Legal opinions: on or before the Datang Further Subscription Closing Date, there having been delivered to Datang a true and correct copy of the legal opinions in relation to the subscription of the Placed Bonds delivered to the Joint Managers dated 7 November 2013.

The obligations of the Company to issue, and Datang to subscribe for, the Datang Pre-emptive Bonds are conditional on:

1.              Independent Shareholders’ approval for the issue of Datang Pre-emptive Bonds: The Company having obtained the approval of the Independent Shareholders at the general meeting of a special mandate to the issue of the Datang Pre-emptive Bonds at closing pursuant to the Datang Further Subscription Agreement and the Datang Conversion Shares (including those Shares issuable as a result of any adjustment to the conversion rate pursuant to the rights of the terms and conditions specified in Schedule 1 to the Datang Further Subscription Agreement);

2.              Listing: The Hong Kong Stock Exchange having agreed to list the Datang Conversion Shares (including those Shares issuable as a result of any adjustment to the conversion rate pursuant to the rights of the terms and conditions specified in Schedule 1 to the Datang Further Subscription Agreement) and the Singapore Exchange having agreed to list the Datang Pre-emptive Bonds;

3.              No governmental prohibition: The issue of the Datang Pre-emptive Bonds by the Company and the subscription of the Datang Pre-emptive Bonds by Datang shall not be prohibited by any law or governmental order or regulation. Furthermore, Datang shall have obtained government approvals or consent for subscription of the Datang Pre- emptive Bonds from the Ministry of Commerce, the National Development and Reform Commission and the State Administration of Foreign Exchange.

Company lock-up undertaking:	The Company has undertaken to Datang that neither it, nor any person acting on its behalf will:

(a)         issue, offer, sell, pledge, contract to sell or otherwise dispose of or grant options, issue warrants or offer rights entitling persons to subscribe for or purchase any interest in any Shares or securities of the same class as the Datang Pre-emptive Bonds or the Shares or any securities convertible into, exchangeable for or which carry rights to subscribe for or purchase the Datang Pre-emptive Bonds, the Shares or securities of the same class as the Datang Pre- emptive Bonds, the Shares or other instruments representing interests in the Datang Pre-emptive Bonds, the Shares or other securities of the same class as them;

(b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the Shares;

(c)          enter into any transaction with the same economic effect as, or which is designed to, or which may reasonably be expected to result in, or agree to do, any of the foregoing, whether any such transaction of the kind described in (a), (b) or (c) is to be settled by delivery of Shares or other securities, in cash or otherwise; or

(d) announce or otherwise make public an intention to do any of the foregoing, in any such case without the prior written consent of Datang between the date of the Datang Further Subscription Agreement and 22 January 2014 (both dates inclusive), except for (i) the issue of any Bonds or new Shares to be issued upon conversion of the Bonds pursuant to any pre-emptive rights arising from the Country Hill Share Subscription Agreement, (ii) the issue of any share options and restricted share units pursuant to any share option schemes adopted by the Company in compliance with the Listing Rules and any publicly disclosed equity incentive plans of the Company, and (iii) the issue of any Shares which are issued as consideration for any merger or acquisition provided that (1) the aggregate value of the Shares so issued (as calculated by the Current Market Price is less than US$100,000,000 and (2) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided above prior to any such issue.

Termination:

Datang may, by written notice to the Company given at any time prior to payment of the net subscription monies for the Datang Pre-emptive Bonds to the Company, terminate the Datang Further Subscription Agreement in any of the following circumstances:

(a)         if there shall have come to the notice of Datang any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the Datang Further Subscription Agreement or any failure to perform any of the Company’s undertakings or agreements in the Datang Further Subscription Agreement;

(b) if any of the conditions specified above have not been satisfied or waived by Datang on or prior to the Datang Further Subscription Closing Date;

(c)          if there shall have been, since the date of the Datang Further Subscription Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally, or trading in any securities of the Company on any stock exchange or in any over the counter market) or currency exchange rates or foreign exchange controls such as would in the opinion of Datang, be likely to prejudice materially the dealings in the Datang Pre- emptive Bonds in the secondary market;

(d)         if, in the opinion of Datang, there shall have occurred any of the following events: (i) a suspension or a material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange, the Singapore Exchange and/or the Hong Kong Stock Exchange and/or any other stock exchange on which the Company’s securities are traded; (ii) a suspension in trading in the Company’s securities on the Hong Kong Stock Exchange or the Company’s American Depositary Receipts on the New York Stock Exchange and/or any other stock exchange on which any of the Company’s securities are traded (other than any suspension in connection with the issue of the Datang Pre- emptive Bonds, or in respect of the transactions described in the Announcement (including any exercise by Datang or Country Hill of their pre- emptive rights)); (iii) a general moratorium on commercial banking activities in the United States, Singapore, Hong Kong and/or the United Kingdom declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, Hong Kong, Singapore or the United Kingdom; or (iv) a change or development involving a prospective change in taxation affecting the Company, the Datang Pre- emptive Bonds and the Shares to be issued upon conversion of the Datang Pre-emptive Bonds or the transfer thereof; or

(e)          if, in the opinion of Datang, there shall have occurred any event or series of events (including the occurrence of any local, national or international outbreak or escalation of disaster, hostility, insurrection, armed conflict, act of terrorism, act of God or epidemic) as would be likely to prejudice materially the dealings in the Datang Pre-emptive Bonds in the secondary market.

Subject to the foregoing, completion of the subscription and issue of the Datang Pre-emptive Bonds will take place on the Datang Further Subscription Closing Date.

The Board considers that the terms and conditions of the Datang Further Subscription Agreement and the Datang Pre-emptive Bonds are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

C                       Principal terms of the Datang Pre-emptive Bonds

The principal terms of the Datang Pre-emptive Bonds are summarised as follows:

Issuer:	The Company

Principal amount:	US$54,600,000

Maturity date:	7 November 2018 (1)

Redemption amount on maturity:	Unless previously redeemed, converted or repurchased and cancelled, the Company will redeem each Datang Pre-emptive Bond at its principal amount on the maturity date.

Redemption at the option of the Company:

On giving not less than 45 nor more than 60 days’ notice to the Trustee and the holders of the Datang Pre-emptive Bonds, the Company shall redeem all and not some only of the Datang Pre-emptive Bonds on the date specified in the notice of redemption at their principal amount:

(i)             at any time after 7 November 2015, provided that the Closing Price of a Share (translated into US dollars at the prevailing rate), for each of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date of the notice of redemption was at least 120 per cent. of the Conversion Price then in effect immediately prior to the date upon which notice of redemption is given; or

(ii)          at any time if, prior to the date the relevant notice of redemption is given, the conversion rights shall have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 90 per cent. or more in principal amount of the Datang Pre-emptive Bonds originally issued.

(1)         The maturity date of the Datang Pre-emptive Bonds should be 7 November 2018 instead of 18 December 2018 as incorrectly stated on page 13 of the Announcement.

Redemption for taxation reasons:

The Company may redeem all and not some only of the Datang Pre-emptive Bonds, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice (a ‘‘Datang Pre-emptive Bonds Tax Redemption Notice’’) to the holders of the Datang Pre-emptive Bonds (which notice shall be irrevocable), on the date specified in the Datang Pre-emptive Bonds Tax Redemption Notice for redemption (the ‘‘Datang Pre-emptive Bonds Tax Redemption Date’’) at their principal amount, if (a) the Company satisfies the Trustee immediately prior to the giving of such notice that it has or will become obliged to pay additional tax amounts as a result of any change in, or amendment to, the laws or regulations of the Cayman Islands or Hong Kong or, in each case, any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 24 October 2013, and (b) such obligation cannot be avoided by the Company taking commercially reasonable measures available to it, provided that no Datang Pre-emptive Bonds Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional tax amounts were a payment in respect of the Datang Pre-emptive Bonds then due.

Redemption at the option of the holders of the Datang Pre-emptive Bonds:

On 7 November 2016 (the ‘‘Datang Pre-emptive Bonds Optional Put Date’’), the holder of each Datang Pre-emptive Bond will have the right at such holder’s option, to require the Company to redeem all or some only of the Datang Pre-emptive Bonds of such holder on the Datang Pre-emptive Bonds Optional Put Date at their principal amount.

Redemption upon delisting or Change of Control:

Following the occurrence of a Relevant Event, the holder of each Datang Pre-emptive Bond will have the right at such holder’s option, to require the Company to redeem all or some only of such holder’s Datang Pre-emptive Bonds on the Relevant Event redemption date at their principal amount.

Interest rate:	The Datang Pre-emptive Bonds will not bear interest.

Status:

The Datang Pre-emptive Bonds constitute direct, unconditional, unsubordinated and (subject to the terms and conditions of the Datang Pre-emptive Bonds) unsecured obligations of the Company and shall at all times rank pari passu and without any preference or priority among themselves.  The payment obligations of the Company under the Datang Pre-emptive Bonds shall, subject to exceptions as may be provided by mandatory provisions of applicable legislation and subject to the terms and conditions of the Datang Pre-emptive Bonds, at all times rank at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations.

Conversion right:

Subject to and upon compliance with the terms and conditions of the Datang Pre-emptive Bonds, the Datang Pre-emptive Bonds are convertible by holders into Shares, at any time on and after 18 December 2013 and up to the close of business (at the place where the bond certificate evidencing such Datang Pre-emptive Bond is deposited for conversion) on the date falling seven days prior to the maturity date (both days inclusive), except as described in the terms and conditions of the Datang Pre-emptive Bonds, or, if such Datang Pre-emptive Bonds shall have been called for redemption by the Company before the maturity date, then up to the close of business (at the place aforesaid) on a date no later than seven days (both days inclusive and at the place aforesaid) prior to the date fixed for redemption thereof, or if notice requiring redemption has been given by the holders of such Datang Pre-emptive Bonds pursuant to the terms and conditions of the Datang Pre-emptive Bonds, then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice.

Conversion price:	The Conversion Price (as defined in the terms and conditions of the Datang Pre-emptive Bonds) will initially be HK$0.7965 per Share but will be subject to adjustment.

The Conversion Price will be subject to adjustment for consolidation, subdivision or reclassification of Shares, capitalisation of profits or reserves, distribution (meaning any distribution of assets in specie and any cash dividend or distribution), rights issue of Shares or options over Shares, rights issue or other securities (other than Shares or options), issue of securities at below the Current Market Price, modification of rights of conversion and other offers to Shareholders, subject to the terms and conditions of the Datang Pre-emptive Bonds.

II.         THE COUNTRY HILL FURTHER SUBSCRIPTION

A        Pre-emptive rights of Country Hill

References are made to the Company’s announcements dated 18 April 2011, 24 October 2013, 25 October 2013 and 7 November 2013 in relation to the Country Hill Share Subscription Agreement.

Pursuant to the Country Hill Share Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill shall have the pre-emptive right to subscribe for such number of additional Shares or securities convertible into Shares by giving written notice to the Company of the exercise of such right within ten business days from the giving of notice by the Company on the above proposed issue so as to enable Country Hill to hold, after the issue of such securities, a pro rata portion of such securities equivalent to the percentage of the issued share capital of the Company then held by Country Hill immediately prior to the issue of such securities.  If the above notice to be given by Country Hill is not so given, Country Hill will be deemed to have elected not to exercise its pre-emptive right in respect of the issue.  Country Hill’s pre-emptive right is applicable to the issue of the Placed Bonds and any Datang Pre-emptive Bonds.  Pursuant to the Country Hill Share Subscription Agreement, completion of any such subscription of the Country Hill Pre-emptive Bonds by Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals.  Any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Bonds in connection with the issue of the Placed Bonds and any Datang Further Subscription will be at a price equivalent to the issue price of the Placed Bonds (in the case of the issue of the Country Hill Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the Independent Shareholders for any such Country Hill Further Subscription.

The Company has notified Country Hill in accordance with the terms of the Country Hill Share Subscription Agreement in respect of the issue of the Placed Bonds and the possibility of the Datang Further Subscription.  Pursuant to the Country Hill Share Subscription Agreement, Country Hill delivered an irrevocable notice to the Company on 7 November 2013 that it would fully exercise its pre-emptive right in respect of the issue of the Placed Bonds and any Datang Pre-emptive Bonds.

B        The Country Hill Further Subscription Agreement

On 18 December 2013, the Company entered into the Country Hill Further Subscription Agreement with Country Hill, pursuant to which, on and subject to the terms of the Country hill Further Subscription Agreement, the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the Country Hill Pre-emptive Bonds in an aggregate principal amount of US$32,200,000 for a total cash consideration of US$32,200,000.  The subscription by Country Hill of the Country Hill Pre-emptive Bonds will be based on terms and conditions that are substantially the same as the issue of the Placed Bonds, with the major differences being the conditions relating to the obtaining of the approval of Independent Shareholders and the necessary governmental approvals.  The Company will also enter into a supplemental trust deed and a supplemental paying, conversion and transfer agency agreement to extend the trust deed and the paying, conversion and transfer agency agreement for the Placed Bonds to the Country Hill Pre-emptive Bonds.  The principal terms of the Country Hill Further Subscription Agreement are set out below:

Date:	18 December 2013

Parties:	Country Hill as the subscriber and the Company as the issuer

Proposed issue of the Country Hill Pre-emptive Bonds:	Subject to the fulfilment of the conditions set out below in the section headed ‘‘Conditions Precedent’’

Conversion of the Country Hill Pre-emptive Bonds:

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Country Hill Pre-emptive Bonds at the initial Conversion Price, the Country Hill Pre-emptive Bonds will be convertible into 313,437,589 Shares, representing approximately 0.98% of the issued share capital of the Company on the last full trading day immediately before the date of execution of the Country Hill Further Subscription Agreement and approximately 0.90% of the issued share capital of the Company as enlarged assuming full conversion of the Bonds.  The Shares issuable upon conversion of the Country Hill Pre-emptive Bonds will be allotted and issued pursuant to the Country Hill Further Special Mandate to be granted to the Board by the Independent Shareholders at the EGM and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date.  The issue of the Country Hill Pre-emptive Bonds is subject to the approval of the Independent Shareholders at the EGM.

Conditions Precedent:	The obligations of Country Hill to subscribe for and pay for the Country Hill Pre-emptive Bonds are subject to, among others, the following conditions precedent:

	1.	Other contracts: the execution and delivery (on or before the Country Hill Further Subscription Closing Date) of the other contracts (to the extent applicable) by the respective parties;

	2.	Compliance: at the Country Hill Further Subscription Closing Date:

(i) the representations and warranties of the Company in the Country Hill Further Subscription Agreement being true, accurate and correct at, and as if made on such date;

(ii) the Company having performed all of its obligations under the Country Hill Further Subscription Agreement to be performed on or before such date; and

(iii) there having been delivered to Country Hill a certificate of a duly authorised officer of the Company;

3.

Material adverse change: after the date of the Country Hill Further Subscription Agreement up to and at the Country Hill Further Subscription Closing Date, there not having occurred any change (nor any development or event reasonably likely to involve a prospective change), in the condition (financial or other), prospects, results of operations or general affairs of the Company or of the Group, which, in the opinion of Country Hill, is material and adverse in the context of the issue and sale of the Country Hill Pre-emptive Bonds;

4.

Other consents: on or prior to the Country Hill Further Subscription Closing Date there shall have been obtained by the Company all resolutions, consents, authorities and approvals required in relation to the issue of the Country Hill Pre-emptive Bonds and the performance of its obligations under the trust deed (including the supplemental trust deed), the agency agreement and the Country Hill Pre-emptive Bonds (including the consents and approvals required from all lenders);

5.

Listing: the Hong Kong Stock Exchange having agreed to list the Shares issuable upon conversion of the Country Hill Pre-emptive Bonds and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to Country Hill, to list the Country Hill Pre-emptive Bonds (or, in each case, Country Hill being reasonably satisfied that such listing will be granted); and

6.

Legal opinions: on or before the Country Hill Further Subscription Closing Date, there having been delivered to Country Hill a true and correct copy of the legal opinions in relation to the subscription of the Placed Bonds delivered to the Joint Managers dated 7 November 2013.

The obligations of the Company to issue, and Country Hill to subscribe for, the Country Hill Pre-emptive Bonds are conditional on:

1.

Independent Shareholders’ approval for the issue of Country Hill Pre-emptive Bonds: The Company having obtained the approval of the Independent Shareholders at the general meeting of a special mandate to the issue of the Country Hill Pre-emptive Bonds at closing pursuant to the Country Hill Further Subscription Agreement and the Country Hill Conversion Shares (including those Shares issuable as a result of any adjustment to the conversion rate pursuant to the rights of the terms and conditions specified in Schedule 1 to the Country Hill Further Subscription Agreement);

2.

Listing: The Hong Kong Stock Exchange having agreed to list the Country Hill Conversion Shares (including those Shares issuable as a result of any adjustment to the conversion rate pursuant to the rights of the terms and conditions specified in Schedule 1 to the Country Hill Further Subscription Agreement) and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to Country Hill, to list the Country Hill Pre-emptive Bonds (or, in each case, Country Hill being reasonably satisfied that such listing will be granted);

3.

No governmental prohibition: The issue of the Country Hill Pre-emptive Bonds by the Company and the subscription of the Country Hill Pre-emptive Bonds by Country Hill shall not be prohibited by any law or governmental order or regulation.

Company lock-up undertaking:	The Company has undertaken to Country Hill that neither it, nor any person acting on its behalf will:

(a)

issue, offer, sell, pledge, contract to sell or otherwise dispose of or grant options, issue warrants or offer rights entitling persons to subscribe for or purchase any interest in any Shares or securities of the same class as the Country Hill Pre-emptive Bonds or the Shares or any securities convertible into, exchangeable for or which carry rights to subscribe for or purchase the Country Hill Pre-emptive Bonds, the Shares or securities of the same class as the Country Hill Pre-emptive Bonds, the Shares or other instruments representing interests in the Country Hill Pre-emptive Bonds, the Shares or other securities of the same class as them;

	(b)	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the Shares;

(c)

enter into any transaction with the same economic effect as, or which is designed to, or which may reasonably be expected to result in, or agree to do, any of the foregoing, whether any such transaction of the kind described in (a), (b) or (c) is to be settled by delivery of Shares or other securities, in cash or otherwise; or

(d)	announce or otherwise make public an intention to do any of the foregoing, in any such case without the prior written consent of Country Hill between the date of the Country Hill Further Subscription Agreement and 22 January 2014 (both dates inclusive), except for (i) the issue of any Bonds or new Shares to be issued upon conversion of the Bonds pursuant to any pre-emptive rights arising from the Datang Share Purchase Agreement; (ii) the issue of any share options and restricted share units pursuant to any share option schemes adopted by the Company in compliance with the Listing Rules and any publicly disclosed equity incentive plans of the Company; and (iii) the issue of any Shares which are issued as consideration for any merger or acquisition provided that (1) the aggregate value of the Shares so issued (as calculated by the Current Market Price is less than US$100,000,000 and (2) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided above prior to any such issue.

Termination:

Country Hill may, by written notice to the Company given at any time prior to payment of the net subscription monies for the Country Hill Pre-emptive Bonds to the Company, terminate the Country Hill Further Subscription Agreement in any of the following circumstances:

(a)

if there shall have come to the notice of Country Hill any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the Country Hill Further Subscription Agreement or any failure to perform any of the Company’s undertakings or agreements in the Country Hill Further Subscription Agreement;

	(b)	if any of the conditions specified above have not been satisfied or waived by Country Hill on or prior to the Country Hill Further Subscription Closing Date;

(c)

if there shall have been, since the date of the Country Hill Further Subscription Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally, or trading in any securities of the Company on any stock exchange or in any over-the-counter market) or currency exchange rates or foreign exchange controls such as would in the opinion of Country Hill, be likely to prejudice materially the dealings in the Placed Bonds and the Country Hill Pre-emptive Bonds in the secondary market;

(d)

if, in the opinion of Country Hill, there shall have occurred any of the following events: (i) a suspension or a material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange, the Singapore Exchange and/or the Hong Kong Stock Exchange and/or any other stock exchange on which the Company’s securities are traded; (ii) a suspension in trading in the Company’s securities on the Hong Kong Stock Exchange or the Company’s American Depositary Receipts on the New York Stock Exchange and/or any other stock exchange on which any of the Company’s securities are traded (other than any suspension in connection with the issue of the Country Hill Pre- emptive Bonds or in respect of the transactions described in the Announcement issued by the Company (including any exercise by Datang or Country Hill of their pre-emptive rights)); (iii) a general moratorium on commercial banking activities in the United States, Singapore, Hong Kong and/or the United Kingdom declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, Hong Kong, Singapore or the United Kingdom; or (iv) a change or development involving a prospective change in taxation affecting the Company, the Placed Bonds and the Country Hill Pre-emptive Bonds and the Shares to be issued upon conversion of the Placed Bonds and the Country Hill Pre-emptive Bonds or the transfer thereof; or

(e)

if, in the opinion of Country Hill, there shall have occurred any event or series of events (including the occurrence of any local, national or international outbreak or escalation of disaster, hostility, insurrection, armed conflict, act of terrorism, act of God or epidemic) as would be likely to prejudice materially the dealings in the Placed Bonds and the Country Hill Pre-emptive Bonds in the secondary market.

Subject to the foregoing, completion of the subscription and issue of the Country Hill Pre- emptive Bonds will take place on the Country Hill Further Subscription Closing Date.

The Board considers that the terms and conditions of the Country Hill Further Subscription Agreement and the Country Hill Pre-emptive Bonds are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

C Principal terms of the Country Hill Pre-emptive Bonds

The principal terms of the Country Hill Pre-emptive Bonds are summarised as follows:

Issuer:	The Company

Principal amount:	US$32,200,000

Maturity date:	7 November 2018 (1)

Redemption amount on maturity:	Unless previously redeemed, converted or repurchased and cancelled, the Company will redeem each Country Hill Pre-emptive Bond at its principal amount on the maturity date.

Redemption at the option of the Company:

On giving not less than 45 nor more than 60  days’ notice to the Trustee and the holders of the Country Hill Pre-emptive Bonds, the Company shall redeem all and not some only of the Country Hill Pre-emptive Bonds on the date specified in the notice of redemption at their principal amount:

(i)

at any time after 7 November 2015, provided that the Closing Price of a Share (translated into US dollars at the prevailing rate), for each of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date of the notice of redemption was at least 120 per cent. of the Conversion Price then in effect immediately prior to the date upon which notice of redemption is given; or

(1)         The maturity date of the Country Hill Pre-emptive Bonds should be 7 November 2018 instead of 18 December 2018 as incorrectly stated on page 21 of the Announcement.

(ii)

at any time if, prior to the date the relevant notice of redemption is given, the conversion rights shall have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 90 per cent. or more in principal amount of the Country Hill Pre-emptive Bonds originally issued.

Redemption for taxation reasons:

The Company may redeem all and not some only of the Country Hill Pre-emptive Bonds, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice (a ‘‘Country Hill Pre-emptive Bonds Tax Redemption Notice’’) to the holders of the Country Hill Pre-emptive Bonds (which notice shall be irrevocable), on the date specified in the Country Hill Tax Redemption Notice for redemption (the ‘‘Country Hill Pre-emptive Bonds Tax Redemption Date’’) at their principal amount, if (a) the Company satisfies the Trustee immediately prior to the giving of such notice that it has or will become obliged to pay additional tax amounts as a result of any change in, or amendment to, the laws or regulations of the Cayman Islands or Hong Kong or, in each case, any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 24 October 2013, and (b) such obligation cannot be avoided by the Company taking commercially reasonable measures available to it, provided that no Country Hill Pre-emptive Bonds Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional tax amounts were a payment in respect of the Country Hill Pre-emptive Bonds then due.

Redemption at the option of the holders of the Country Hill Pre-emptive Bonds:

On 7 November 2016 (the ‘‘Country Hill Pre-emptive Bonds Optional Put Date’’), the holder of each Country Hill Pre-emptive Bond will have the right at such holder’s option, to require the Company to redeem all or some only of the Country Hill Pre-emptive Bonds of such holder on the Country Hill Pre-emptive Bonds Optional Put Date at their principal amount.

Redemption upon delisting or Change of Control:

Following the occurrence of a Relevant Event, the holder of each Country Hill Pre-emptive Bond will have the right at such holder’s option, to require the Company to redeem all or some only of such holder’s Country Hill Pre-emptive Bonds on the Relevant Event redemption date at their principal amount.

Interest rate:	The Country Hill Pre-emptive Bonds will not bear interest.

Status:

The Country Hill Pre-emptive Bonds constitute direct, unconditional, unsubordinated and (subject to the terms and conditions of the Country Hill Pre-emptive Bonds) unsecured obligations of the Company and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Company under the Country Hill Pre-emptive Bonds shall, subject to exceptions as may be provided by mandatory provisions of applicable legislation and subject to the terms and conditions of the Country Hill Pre-emptive Bonds, at all times rank at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations.

Conversion right:

Subject to and upon compliance with the terms and conditions of the Country Hill Pre-emptive Bonds, the Country Hill Pre-emptive Bonds are convertible by holders into Shares, at any time on and after 18 December 2013 and up to the close of business (at the place where the bond certificate evidencing such Country Hill Pre-emptive Bond is deposited for conversion) on the date falling seven days prior to the maturity date (both days inclusive), except as described in the terms and conditions of the Country Hill Pre- emptive Bonds, or, if such Country Hill Pre-emptive Bonds shall have been called for redemption by the Company before the maturity date, then up to the close of business (at the place aforesaid) on a date no later than seven days (both days inclusive and at the place aforesaid) prior to the date fixed for redemption thereof, or if notice requiring redemption has been given by the holders of such Country Hill Pre-emptive Bonds pursuant to the terms and conditions of the Country Hill Pre-emptive Bonds, then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice.

Conversion price:	The Conversion Price (as defined in the terms and conditions of the Country Hill Pre-emptive Bonds) will initially be HK$0.7965 per Share but will be subject to adjustment.

The Conversion Price will be subject to adjustment for consolidation, subdivision or reclassification of Shares, capitalisation of profits or reserves, distribution (meaning any distribution of assets in specie and any cash dividend or distribution), rights issue of Shares or options over Shares, rights issue or other securities (other than Shares or options), issue of securities at below the Current Market Price, modification of rights of conversion and other offers to Shareholders, subject to the terms and conditions of the Country Hill Pre- emptive Bonds.

III.              EFFECT ON THE SHARE CAPITAL OF THE COMPANY AS A RESULT OF CONVERSION OF THE DATANG PRE-EMPTIVE BONDS AND THE COUNTRY HILL PRE-EMPTIVE BONDS

Based on the initial Conversion Price of HK$0.7965 per Share and assuming full conversion of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds at the initial Conversion Price (subject to adjustment in accordance with the terms and conditions of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds), the Datang Pre-emptive Bonds will be convertible into 531,481,129 Shares, representing approximately 1.66% of the issued share capital of the Company on the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and approximately 1.52% of the issued share capital of the Company as enlarged assuming full conversion of the Bonds. The Country Hill Pre-emptive Bonds will be convertible into 313,437,589 Shares, representing approximately 0.98% of the issued share capital of the Company on the last full trading day immediately before the date of execution of the Country Hill Further Subscription Agreement and approximately 0.90% of the issued share capital of the Company as enlarged assuming full conversion of the Bonds.

The following table illustrates (i) the shareholding structure of the Company as at the Latest Practicable Date; (ii) the shareholding structure immediately after the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds (assuming no conversion of the Bonds); and (iii) the shareholding structure immediately after the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and assuming full conversion of the Bonds into conversion Shares at the initial Conversion Price of HK$0.7965 per Share.

			Immediately after the issue of the Datang Pre-emptive Bonds
			and the Country Hill Pre-emptive Bonds
	Existing (as at				Assuming full conversion
	the Latest				of the Bonds into Shares at the
	Practicable		Assuming no conversion		initial Conversion Price of
	Date)		of the Bonds		HK$0.7965 per Share (Note)
		% of issued		% of enlarged		% of enlarged
		share capital of		share capital of		share capital of
Shareholder	No. of Shares	the Company	No. of Shares	the Company	No. of Shares	the Company

Datang	6,116,138,341	19.02%	6,116,138,341	19.02%	6,647,619,470	19.02%
Country Hill	3,605,890,530	11.22%	3,605,890,530	11.22%	3,919,328,119	11.22%
Holders of Placed Bonds	—	—	—	—	1,946,817,325	5.57%
Other Shareholders	22,431,747,184	69.76%	22,431,747,184	69.76%	22,431,747,184	64.19%
Total	32,153,776,055	100%	32,153,776,055	100%	34,945,512,098	100%

Note: Assuming none of the outstanding share options is exercised on or before the date on which the Bonds are fully converted into Shares. As at 31 December 2013, the Company has 483,679,899 outstanding share options.

IV.               COMPARISON OF THE CONVERSION PRICE

The Conversion Price will initially be HK$0.7965 per Share (which is approximately the net Conversion Price per Share), but will be subject to adjustment, with a fixed exchange rate of HK$7.7532 = US$1.00.

The initial Conversion Price of HK$0.7965 represents:

(1)                a premium of approximately 35.00% over the Closing Price of HK$0.59 per Share as quoted on the Hong Kong Stock Exchange on 24 October 2013, being the day on which the Company agreed to issue the Placed Bonds;

(2)                a premium of approximately 32.05% over the volume weighted average Closing Price of HK$0.6032 per Share for the last five consecutive trading days up to and including 24 October 2013, being the day on which the Company agreed to issue the Placed Bonds; and

(3)                a premium of approximately 31.48% over the volume weighted average Closing Price of HK$0.6058 per Share for the last ten consecutive trading days up to and including 24 October 2013, being the day on which the Company agreed to issue the Placed Bonds.

The initial Conversion Price was determined after arm’s length negotiations between the Company and the Joint Managers with reference to the Closing Price of the Shares quoted on the Hong Kong Stock Exchange on 24 October 2013, being the day on which the Company agreed to issue the Placed Bonds.

Further to the execution of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement, the initial Conversion Price of HK$0.7965 represents:

(1)                a premium of approximately 32.75% over the Closing Price of HK$0.600 per Share as quoted on the Hong Kong Stock Exchange on 17 December 2013, being the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement;

(2)                a premium of approximately 33.19% over the volume weighted average Closing Price of HK$0.5980 per Share for the last five consecutive trading days up to and including 17 December 2013, being the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement; and

(3)                a premium of approximately 30.57% over the volume weighted average Closing Price of HK$0.6100 per Share for the last ten consecutive trading days up to and including 17 December 2013, being the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement.

V.                    GRANT OF FURTHER SPECIAL MANDATES

Any Shares to be issued pursuant to the conversion of the Datang Pre-emptive Bonds will be allotted and issued under the Datang Further Special Mandate to be obtained from the Independent Shareholders at the EGM.

Any Shares to be issued pursuant to the conversion of the Country Hill Pre-emptive Bonds will be allotted and issued under the Country Hill Further Special Mandate to be obtained from the Independent Shareholders at the EGM.

Application will be made by the Company to the Listing Committee of the Hong Kong Stock Exchange for the grant of the listing of, and permission to deal in, any Shares to be issued pursuant to the conversion of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds.

On the assumption that the approvals of the Independent Shareholders and any other necessary governmental approvals are successfully obtained, the maximum gross proceeds of the Datang Further Subscription and the Country Hill Further Subscription will be approximately US$86,800,000.

VI.               FUND RAISING ACTIVITIES BY THE COMPANY IN THE LAST 12 MONTHS

Other than the issue of Placed Bonds, the Company has not raised any funds on any issue of equity securities in the past 12 months before the Latest Practicable Date. The net proceeds (net of fees, commissions and expenses) from the issue of the Placed Bonds was approximately US$195.8 million. As of the Latest Practicable Date, the net proceeds of approximately US$195.8 million was fully utilized for repayment of bank loans, capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general working capital.

VII.          REASONS FOR, AND BENEFITS OF, THE DATANG FURTHER SUBSCRIPTION AND THE COUNTRY HILL FURTHER SUBSCRIPTION

The Company is of the view that the Datang Further Subscription and the Country Hill Further Subscription will strengthen the relationship between Datang, Country Hill and the Company and provide an additional source of funding for the Company’s needs beyond the capital raised through the Placed Bonds.

On this basis, the Directors (including the independent non-executive Directors) consider that, subject to the opinion of Quam Capital, the terms of the Datang Further Subscription and the Country Hill Further Subscription are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

VIII.     USE OF PROCEEDS

It is estimated that the net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the issue of the Country Hill Pre-emptive Bonds will be approximately US$54,600,000 and US$32,200,000 respectively.

The Company intends to use the net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds for the Company’s capital expenditure used for capacity expansion associated with 12-inch manufacturing facilities.

IX.               SHAREHOLDER LOCK-UP UNDERTAKINGS BY DATANG AND COUNTRY HILL

Each of Datang and Country Hill has given a shareholder lock-up undertaking in relation to the Shares held by it directly (or through nominees) for a period of 90 days from 24 October 2013 to facilitate an orderly marketing, distribution and trading of the Placed Bonds.

X.                    IMPLICATIONS OF THE LISTING RULES

Datang currently holds approximately 19.02% of the entire existing issued share capital of the Company. By virtue of its shareholding interest, Datang is a substantial shareholder of the Company and accordingly is a connected person of the Company.

Country Hill currently holds approximately 11.22% of the entire existing issued share capital of the Company. By virtue of its shareholding interest, Country Hill is a substantial shareholder of the Company and accordingly is a connected person of the Company.

As each of Datang and Country Hill is a substantial shareholder of the Company and thus a connected person, the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) will constitute connected transactions of the Company under Chapter 14A of the Listing Rules. Therefore, the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement and the transactions contemplated thereunder are subject to reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, apart from Datang, Country Hill and their respective associates, no other Shareholder of the Company will be required to abstain from voting on the resolutions for approving, among others, the Datang Further Subscription Agreement, the Country Hill Further Subscription Agreement and the transactions contemplated thereunder as well as the grant of the Further Special Mandates at the EGM.

Pursuant to the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors who have no direct or indirect interest in the Datang Further Subscription and the Country Hill Further Subscription, other than, where applicable, being a Shareholder) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are fair and reasonable, whether the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser.

Other than Mr. Gao Yonggang and Mr. Chen Shanzhi (who were nominated as directors of the Company by Datang) and Professor Lawrence Juen-Yee Lau (who was nominated as a director by Country Hill), none of the Directors has a material interest in the Datang Further Subscription Agreement, the Country Hill Further Subscription Agreement or the transactions contemplated thereunder and therefore none of them (save for the above named diretors) is required to abstain from voting on the board resolutions in respect of the above.

Quam Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and Independent Shareholders as to whether the respective terms of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are on normal commercial terms and fair and reasonable, and whether the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders as to whether they should vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Datang Further Subscription Agreement, the Country Hill Further Subscription Agreement and the transactions contemplated thereunder.

XI.               GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve (i) the Datang Further Subscription Agreement, the issue of the Datang Pre- emptive Bonds, the allotment and issue of the Datang Conversion Shares and the grant of the Datang Further Special Mandate, and (ii) the Country Hill Further Subscription Agreement, the issue of the Country Hill Pre-emptive Bonds, the allotment and issue of the Country Hill Conversion Shares and the grant of the Country Hill Further Special Mandate. Datang and its associates, being connected persons of the Company in respect of the Datang Further Subscription, will abstain from voting on the ordinary resolutions to approve the Datang Further Subscription Agreement, the issue of the Datang Pre-emptive Bonds, the allotment and issue of the Datang Conversion Shares and the grant of the Datang Further Special Mandate. Country Hill and its associates, being connected persons of the Company in respect of the Country Hill Further Subscription, will abstain from voting on the ordinary resolutions to approve the Country Hill Further Subscription Agreement, the issue of the Country Hill Pre-emptive Bonds, the allotment and issue of the Country Hill Conversion Shares and the grant of the Country Hill Further Special Mandate.

An application will be made by the Company to the Listing Committee of the Hong Kong Stock Exchange for the granting of the approval for the listing of, and permission to deal in, the ordinary shares issuable to Datang upon conversion of the Datang Pre-emptive Bonds and the ordinary shares issuable to Country Hill upon conversion of the Country Hill Pre-emptive Bonds. An application will be made by the Company to the Singapore Exchange for the listing and quotation of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds on the bonds market of the Singapore Exchange.

XII.          UNITED STATES SECURITIES LAW MATTERS

The Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds in the United States. This circular does not constitute an offer of any securities for sale.

XIII.     INFORMATION ABOUT THE COMPANY

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, the PRC, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. The Company also has customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

XIV.      INFORMATION ABOUT DATANG

Datang is a subsidiary of Datang Telecom headquartered in Beijing. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

XV.           INFORMATION ABOUT COUNTRY HILL

Country Hill Limited, an investment holding Company, is a wholly-owned subsidiary of Bridge Hill Investments Limited, which in turn is a wholly-owned subsidiary of CIC International Co., Ltd. (‘‘CIC International’’). CIC International is a subsidiary controlled by China Investment Corporation (‘‘CIC’’). Headquartered in Beijing, CIC was founded on 29 September 2007 as a wholly state-owned company incorporated in accordance with China’s Company Law. CIC was established as a vehicle to diversify China’s foreign exchange holdings and seek maximum returns for its shareholder within acceptable risk tolerance. CIC, as a financial investor, invests on a commercial basis.

XVI.      RECOMMENDATIONS

The Board (including the independent non-executive Directors) considers that the terms and conditions of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are fair and reasonable, and the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement and the proposal for the grant of the Further Special Mandates are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve (i) the Datang Further Subscription Agreement, the issue of the Datang Pre-emptive Bonds, the allotment and issue of the Datang Conversion Shares and the grant of the Datang Further Special Mandate, and (ii) the Country Hill Further Subscription Agreement, the issue of the Country Hill Pre-emptive Bonds, the allotment and issue of the Country Hill Conversion Shares and the grant of the Country Hill Further Special Mandate.

Yours faithfully,
For and on behalf of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

APPENDIX I                         LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code:  981)

29 January 2014

NON-EXEMPT CONNECTED TRANSACTIONS

(1)         PRE-EMPTIVE SUBSCRIPTION OF BONDS BY DATANG AND COUNTRY HILL

(2)         PROPOSED FURTHER SPECIAL MANDATES TO ISSUE

CONVERSION SHARES ON CONVERSION OF THE PRE-EMPTIVE BONDS

We refer to the circular dated 29 January 2014 (the ‘‘Circular’’) issued by the Company to the Shareholders of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings given to them in the Circular.

We have been appointed by the Board to advise the Independent Shareholders as to whether the terms of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are fair and reasonable, whether the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote, taking into account the recommendations of Quam Capital. Quam Capital has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders.

We wish to draw your attention to the ‘‘Appendix II — Letter from Quam Capital’’ set out in the Circular. Having considered the terms and conditions of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement, the advice of Quam Capital and the other factors contained in the ‘‘Letter from the Board’’ as set out on pages 7 to 38 of the Circular, we consider that the terms of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolutions set out in the Notice of the EGM at the end of the Circular.

Yours faithfully,
Independent Board Committee
William Tudor Brown, Sean Maloney, Frank Meng and Lip-Bu Tan
Independent Non-Executive Directors

*           for identification purpose only

APPENDIX II                    LETTER FROM QUAM CAPITAL

The following is the full text of a letter of advice from Quam Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of incorporation into this circular, setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Datang Further Subscription and the Country Hill Further Subscription.

29 January 2014

To the Independent Board Committee and the Independent Shareholders

Semiconductor Manufacturing International Corporation

Suite 3003, 30th Floor

No 9 Queen’s Road Central

Hong Kong

Dear Sir or Madam,

NON-EXEMPT CONNECTED TRANSACTIONS

(1)         PRE-EMPTIVE SUBSCRIPTION OF BONDS BY DATANG AND COUNTRY HILL

(2)         PROPOSED FURTHER SPECIAL MANDATES TO ISSUE

CONVERSION SHARES ON CONVERSION OF THE PRE-EMPTIVE BONDS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Datang Further Subscription and the Country Hill Further Subscription, details of which are set out in the ‘‘Letter from the Board’’ contained in the circular (the ‘‘Letter from the Board’’) issued by the Company to the Shareholders dated 29 January 2014 (‘‘Circular’’), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

Mr. William Tudor Brown, Mr. Sean Maloney, Mr. Frank Meng and Mr. Lip-Bu Tan, the independent non-executive Directors, have been appointed as the members of the Independent Board Committee to consider and to advise the Independent Shareholders as to (i) whether the terms of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are fair and reasonable so far as the Independent Shareholders are concerned and whether they are in the interests of the Company and the Shareholders as a whole; and (ii) whether to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Datang Further Subscription Agreement, the Country Hill Further Subscription Agreement and the transactions contemplated thereunder. As the Independent Financial Adviser, our role is to give an independent opinion to the Independent Board Committee and the Independent Shareholders in such regard.

Quam Capital is independent of and not connected with any members of the Group or any of their substantial shareholders, directors or chief executives, or any of their respective associates, and is accordingly qualified to give independent advice in respect of the Datang Further Subscription and the Country Hill Further Subscription.

BASIS OF OUR OPINION

In formulating our recommendation, we have relied on (i) the information and facts contained or referred to in the Circular; (ii) the information supplied by the Company and its advisers; (iii) the opinions expressed by and the representations of the Directors and management of the Group; and (iv) our review of the relevant public information. We have assumed that all the information provided and representations and opinions expressed to us or contained or referred to in the Circular were true, accurate and complete in all respects at the date thereof and may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors, the management of the Group and the advisers of the Company. We have also assumed that no material facts have been withheld or omitted from the information provided and referred to in the Circular and that all information or representations regarding the Group, the Datang Further Subscription and the Country Hill Further Subscription, provided to us by the Company and/or the Directors and the management of the Group, are true, accurate, complete and not misleading in all material respects at the time they were made and continued to be so until the date of the Circular.

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis for our recommendation. We have not, however, carried out any independent verification of the information, nor have we conducted any form of in-depth investigation into the business, affairs, operations, financial position or future prospects of the Company, its subsidiaries and associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation, we have taken into account the following principal factors and reasons:

1.                              Background of and reasons for the Datang Further Subscription and the Country Hill Further Subscription

(i)                    Background of the Placed Bonds Subscription Agreement, the Datang Share Purchase Agreement and the Country Hill Share Purchase Agreement

On 24 October 2013, the Company and the Joint Managers entered into the Placed Bonds Subscription Agreement, pursuant to which each of the Joint Managers has agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the Placed Bonds to be issued by the Company in an aggregate principal amount of US$200 million. All of the conditions precedent to the Placed Bonds Subscription Agreement have been fulfilled and completion of the issue of the Placed Bonds took place on 7 November 2013.

Pursuant to the Datang Share Purchase Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang shall have the pre-emptive right to purchase such number of additional Shares or securities convertible into Shares by giving written notice to the Company of the exercise of such right within ten business days from the giving of notice by the Company on the above proposed issue so as to enable Datang to hold, after the issue of such securities, a pro rata portion of such securities equivalent to the percentage of the issued share capital of the Company then held by Datang immediately prior to the issue of such securities. If the above notice to be given by Datang is not so given, Datang will be deemed to have elected not to exercise its pre-emptive right in respect of the above issue. Datang’s pre-emptive right is applicable to the issue of the Placed Bonds and any Country Hill Pre- emptive Bonds. Datang delivered an irrevocable notice to the Company on 7 November 2013 that it would fully exercise its pre-emptive right in respect of the issue of the Placed Bonds and any Country Hill Pre-emptive Bonds. Accordingly, on 18 December 2013, the Company and Datang entered into the Datang Further Subscription Agreement.

Pursuant to the Country Hill Share Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill shall have the pre-emptive right to subscribe for such number of additional Shares or securities convertible into Shares by giving written notice to the Company of the exercise of such right within ten business days from the giving of notice by the Company on the above proposed issue so as to enable Country Hill to hold, after the issue of such securities, a pro rata portion of such securities equivalent to the percentage of the issued share capital of the Company then held by Country Hill immediately prior to the issue of such securities. If the above notice to be given by Country Hill is not so given, Country Hill will be deemed to have elected not to exercise its pre-emptive right in respect of the above issue. Country Hill’s pre-emptive right is applicable to the issue of the Placed Bonds and any Datang Pre-emptive Bonds. Country Hill delivered an irrevocable notice to the Company on 7 November 2013 that it would fully exercise its pre- emptive right in respect of the issue of the Placed Bonds and any Datang Pre- emptive Bonds. Accordingly, on 18 December 2013, the Company and Country Hill entered into the Country Hill Further Subscription Agreement.

As each of Datang and Country Hill is a substantial shareholder of the Company and thus a connected person, the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) will constitute connected transactions of the Company and will be subject to Independent Shareholders’ approval under Chapter 14A of the Listing Rules.

(ii)                 Background information of the Group

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC, providing integrated circuit foundry and technology services at 0.35-micron to 40-nanometer.

The Group has a 300mm wafer fabrication facility (‘‘fab’’) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. The utilisation rate of the 8- inch equivalent wafers (including 8-inch wafers and 12-inch wafers) capacity was 98.5% and 88.2% for the second quarter and the third quarter of 2013 respectively.

In terms of advanced capacity for future expansion, as announced in June 2013, the Company is in the progress of establishing a new 12-inch fab in Beijing, focusing on 45nm and finer technologies with a planned manufacturing capacity of 35,000 12-inch wafers per month to be ramped up over the next three to five years. The total investment for the joint venture by its shareholders is estimated to be US$3.59 billion. The Group shall contribute 55% of the registered capital of US$660 million. Funding to the joint venture in the form of shareholders’ further contribution to share capital or the shareholders’ loan, if any, will be contributed as to 55% by the Group and 45% by other shareholders. Pursuant to the 2013 interim report, the Company expects that significant capital expenditures will be incurred during the joint venture’s start-up phase, and from time to time thereafter, and that the Company would need to borrow under its existing credit lines or otherwise obtain additional capital to satisfy its funding obligations under the joint venture project.

(iii)              Reasons for and benefits of the issue of the Placed Bonds, the Datang Pre- emptive Bonds and the Country Hill Pre-emptive Bonds

As disclosed in the Letter from the Board, the Company is of the view that the Datang Further Subscription and the Country Hill Further Subscription will strengthen the relationship between Datang, Country Hill and the Company and provide an additional source of funding for the Company’s needs beyond the capital raised through the Placed Bonds. It is estimated that the net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the issue of the Country Hill Pre-emptive Bonds will be approximately US$54.6 million and US$32.2 million respectively. The Company intends to use the net proceeds from the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds for the Company’s capital expenditure used for capacity expansion associated with 12-inch manufacturing facilities. In light of the above, taking into consideration, in particular, (i) the expansion strategies of the Group; (ii) the utilisation rate of the production capacity of the existing fab of the Group; and (iii) the use of proceeds from the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds are for the capacity expansion associated with 12-inch manufacturing facilities and the joint venture project as discussed above, we concur with the Directors’ view that the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are in the interests of the Company and the Shareholders as a whole.

We consider that the net proceeds from the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will further increase the available capital of the Company to finance its capital expenditures for the expansion of its 12-inch manufacturing facilities as discussed in subsection (ii) above.

2.                      Principal terms of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement

On 18 December 2013, the Company entered into the Datang Further Subscription Agreement with Datang and the Country Hill Further Subscription Agreement with Country Hill pursuant to which the Company has conditionally agreed to issue, and Datang and Country Hill has conditionally agreed to subscribe for, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds (as applicable) with the principal amount of US$54.6 million and US$32.2 million respectively. The maturity falls on 7 November 2018, being the fifth anniversary upon issue of the Placed Bonds. Subject to and upon compliance with the terms and conditions of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds are convertible into Shares at the Conversion Price at any time on or after 18 December 2013 and up to the close of business on the date falling seven days prior to the maturity date (both days inclusive). Unless previously redeemed, converted or repurchased and cancelled, the Company shall redeem the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds at the principal amount on the maturity date. The Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will not bear interest, and the yield-to-maturity of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds is nil.

(i)                    Placed Bonds

We noted that the Placed Bonds have been offered and sold to six or more independent places who are independent individual, corporate and/or institutional investors through the independent Joint Managers.

We have reviewed major terms of the Datang Further Subscription Agreement and Country Hill Further Subscription Agreement including conversion price, conversion right, maturity, interest rate and the Company’s lock-up undertakings. We noted that these terms are the same as those of the Placed Bonds Subscription Agreement. Furthermore, we are not aware of any terms which are unusual.

Based on the aforesaid, we consider that the terms of the Datang Further Subscription Agreement and Country Hill Further Subscription Agreement are fair and reasonable in this regard.

(ii)                 Historical Share prices

The initial Conversion Price of HK$0.7965 is equal to the conversion price of the Placed Bonds, which was determined after arm’s length negotiations between the Company and the Joint Managers with reference to the Closing Price of the Shares quoted on the Hong Kong Stock Exchange on 24 October 2013, being the day on which the Company agreed to issue the Placed Bonds (the ‘‘Last Trading Day’’). The initial Conversion Price represents:

(1)                 a premium of approximately 35.00% over the Closing Price of HK$0.5900 per Share as quoted on the Hong Kong Stock Exchange on the Last Trading Day;

(2)                 a premium of approximately 32.05% over the volume weighted average Closing Price of approximately HK$0.6032 per Share for the last five consecutive trading days up to and including the Last Trading Day; and

(3)                 a premium of approximately 31.48% over the volume weighted average Closing Price of approximately HK$0.6058 per Share for the last ten consecutive trading days up to and including the Last Trading Day.

Further to the execution of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement, the initial Conversion Price of HK$0.7965 represents:

(1)                 a premium of approximately 32.75% over the Closing Price of HK$0.6000 per Share as quoted on the Hong Kong Stock Exchange on 17 December 2013, being the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement;

(2)                 a premium of approximately 33.19% over the volume weighted average Closing Price of HK$0.5980 per Share for the last five consecutive trading days up to and including 17 December 2013, being the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement;

(3)                 a premium of approximately 30.57% over the volume weighted average Closing Price of HK$0.6100 per Share for the last ten consecutive trading days up to and including 17 December 2013, being the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement;

(4)                 a premium of approximately 2.12% over the Closing Price of HK$0.78 per Share as quoted on the Hong Kong Stock Exchange on the Latest Practicable Date;

(5)                 a premium of approximately 3.17% over the volume weighted average Closing Price of approximately HK$0.7720 per Share for the last five consecutive trading days up to and including the Latest Practicable Date; and

(6)                 a premium of approximately 37.16% over the unaudited net asset value of approximately HK$0.5807 per Share as at 30 June 2013 (based on the latest published unaudited consolidated net asset value of the Company of approximately US$2,403.7 million (equivalent to approximately HK$18,636.4 million) as at 30 June 2013 and 32,092,896,232 Shares in issue as at the Last Trading Day).

The following chart illustrates the daily closing price of the Shares as quoted on the Hong Kong Stock Exchange during the period from 25 October 2012 to 24 October 2013, being the Last Trading Day (the ‘‘Review Period’’):

Chart One

Source: website of the Hong Kong Stock Exchange and Bloomberg

As illustrated in the Chart One above, the closing prices of the Shares quoted on the Hong Kong Stock Exchange during the Review Period ranged from HK$0.3000 per Share on 29 October 2012 and 30 October 2012 to HK$0.7200 per Share on 28 May 2013. The average closing price of the Shares during the Review Period was approximately HK$0.5138 per Share. The initial Conversion Price is above the historical prices of the Shares during the Review Period, representing a premium of approximately 55.0% over the average closing price of the Shares of approximately HK$0.5138 per Share during the Review Period. Given the price history of the Shares analysed above, we consider that the initial Conversion Price is fair and reasonable in this regard.

(iii)              Market comparables

To assess the fairness and reasonableness of the terms of the Datang Pre- emptive Bonds and the Country Hill Pre-emptive Bonds, and in particular the Conversion Price, yield-to-maturity and maturity, we, based  on  our  best endeavour and as far as we are aware  of,  have  compared  with  the  relevant terms of other convertible bonds or notes issued by companies listed on the Hong Kong Stock Exchange for cash consideration over the three months prior to and including the Last Trading Day (the ‘‘Comparables’’). Details of our analysis are set out in the following table:

Table One

				Premium/	Premium/
				(discount) of	(discount) of
				conversion price	conversion price
				over/to share price	over/to 5-day
				as at the last	average share price	Yield-to-
				trading day prior	prior to the	maturity
Stock		Announcement	Duration	to release of the	release of the	per annum
code	Company	date	(Year(s))	announcement (%)	announcement (%)	(%)

1152	Fornton Group Limited	23 October 2013	3	(24.81)	(27.01)	0.00

993	Simsen International Corporation Limited	18 October 2013	3	40.06	40.45	0.00

346	Yanchang Petroleum International Limited	17 October 2013	3	2.56	2.04	0.00

1129	China Water Industry Group Limited	16 October 2013	1	21.32	19.57	18.96

686	Goldpoly New Energy Holdings Limited	16 October 2013	3	(18.78)	(16.32)	14.70

686	Goldpoly New Energy Holdings Limited	13 September 2013	5	11.89	10.34	0.00

269	China Resources And Transportation Group Limited	11 September 2013	3	5.71	1.93	9.00

1063	Suncorp Technologies Limited	4 September 2013	2	(64.30)	(64.80)	2.48

115	Grand Field Group Holdings Limited	2 September 2013	3	(13.33)	(20.00)	17.00

1236	Qianlong Technology International Holdings Limited	18 August 2013	5	17.28	23.70	3.00

899	Asia Resources Holdings Limited	15 August 2013	2	(14.63)	(14.84)	5.00

				Premium/	Premium/
				(discount) of	(discount) of
				conversion price	conversion price
				over/to share price	over/to 5-day
				as at the last	average share price	Yield-to-
				trading day prior	prior to the	maturity
Stock		Announcement	Duration	to release of the	release of the	per annum
code	Company	date	(Year(s))	announcement (%)	announcement (%)	(%)

1101	China Rongsheng Heavy Industries Group Holdings Limited	31 July 2013	2.5	21.95	21.07	7.00

8035	Binhai Investment Company Limited	25 July 2013	3	(5.38)	(6.11)	2.93

633	China All Access (Holdings) Limited	25 July 2013	1	20.00	22.25	8.00

			Maximum	40.06	40.45	18.96

			Minimum	(64.30)	(64.80)	0.00

			Average	(0.03)	(0.55)	6.29

	The Company		close to 5	35.00	32.05	0.00

Source: Website of the Hong Kong Stock Exchange

Conversion Price

As illustrated in Table One above, the difference between the respective conversion prices of the Comparables and the then prevailing share prices of the relevant listed companies prior to the date of the announcement, ranged from a discount of about 64% to a premium of about 40%. As the premium of the Conversion Price falls within this range and is close to the maximum premium, we consider that the Conversion Price is fair and reasonable in this regard.

Interest rate

As illustrated in Table One above, the respective yield-to-maturity of the Comparables ranged from nil to 18.96% and the zero interest rate of the Datang Pre-emptive  Bonds and  Country Hill  Pre-emptive Bonds  is at  the lower end of the range.

As disclosed in the 2013 interim report, the weighted average interest rate on funds borrowed by the Group is 5.02% per semi-annum generally. As such, the Datang Further  Subscription  and  Country  Hill  Further Subscription will provide the Group with a funding opportunity to save financing costs.

Maturity

The maturities of the Comparables ranged from one year to five years. The maturity date of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds to be issued by the Company is the same as that of the Placed Bonds, being 7 November 2018, which is close to five years, and is within the range of the Comparables.

(iv)             Conclusion

Based on the foregoing, we are of the view that the terms of the Datang Further Subscription Agreement and Country Hill Further Subscription Agreement are on normal commercial terms and are fair and reasonable.

3.                      Possible financial effects

(i)                    Net assets

Based on the 2013 interim report, the unaudited consolidated net assets of the Group were approximately US$2.4 billion as at 30 June 2013. As advised by the Company, the recognition of Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will be divided into a liability component and an equity component in the consolidated statement of financial position of the Company, on initial recognition. The liability component will be included on the statement of financial position of the Company, whereas the total assets will be increased by the net proceeds from the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds. The net effect will be an increase in net assets, which is represented by the corresponding increase in the equity component of the Company’s consolidated statement of financial position. Accordingly, the net assets of the Group will increase upon the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds. It should be noted that in the event that Datang and Country Hill exercise the conversion rights of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds before maturity, the net assets of the Group will further increase.

(ii)                 Liquidity and working capital position

According to the unaudited consolidated financial statements  of  the Company for the three months ended 30 September 2013, the Group had cash and bank balances of approximately US$473.5 million as at 30 September 2013. The net proceeds (net of fees, commissions and expenses) from the issue of the Placed Bonds were approximately US$195.8 million. Upon the issue of the Datang Pre-emptive Bonds and the Country  Hill  Pre-emptive  Bonds,  the Company will receive further net cash proceeds (net of fees and expenses) of approximately US$86.8 million, which the Company intends to apply for the capacity expansion associated with 12-inch manufacturing facilities. It should be noted that the Company is required to redeem the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds, only if the whole or the part of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds is not converted into Shares upon maturity.

In addition, given that the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will not bear interest, no interest payment will be required to be paid by the Company in relation to the Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds. As such, there will not be any material adverse effect on the working capital position of the Group in this regard.

(iii)              Gearing

As disclosed in the unaudited consolidated financial statements of the Company for the three months ended 30 September 2013, the Group had borrowings amounted to approximately US$1,101.8 million and total equity of approximately US$2,559.4 million as at 30 September 2013. The gearing ratio (defined as total debt divided by total equity) of the Group as at 30 September 2013 was approximately 43.1%. As advised by the Company, immediately upon the issue of the Datang Pre-emptive Bonds and the Country Hill  Pre-emptive Bonds, the equity is expected to increase by the amount of the equity component of such bonds while the liabilities are expected to increase by the amount of the liability component of such bonds. As advised by the Company, since the amount of the equity component of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds are expected to be lower than the liability component of such bonds arising thereof, the gearing ratio of the Company is expected to increase slightly upon the issue of the Datang Pre-emptive Bonds and the Country Hill Pre- emptive Bonds. If, for illustrative purpose only, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds were wholly recognised as a debt, the total debts of the Group would increase by US$86.8 million whilst its total equity would remain  the same, and the  gearing ratio  would only  slightly increase  to about 46.4%. Given the above, we consider that the  issue of  the Datang Pre- emptive Bonds and the Country Hill Pre-emptive Bonds will not have any material adverse impact on the Group’s gearing position.

(iv)             Conclusion

In view of the foregoing, we are of the opinion that the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds, will not have any material adverse impact on the Group’s financial position.

4.                      Possible impacts on the shareholding structure of the Company

The following table illustrates (i) the shareholding structure of the Company as at the Latest Practicable Date; (ii) the shareholding structure immediately after the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds (assuming no conversion of the Bonds); and (iii) the shareholding structure immediately after the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and assuming full conversion of the Bonds into conversion Shares at the initial Conversion Price of HK$0.7965 per Share:

Table Two

			Immediately after the issue of the Datang Pre-emptive Bonds and the
			Country Hill Pre-emptive Bonds
					Assuming full conversion of
					the Bonds into Shares at the initial
	Existing (as at the Latest		Assuming no conversion of		Conversion Price of HK$0.7965
	Practicable Date)		the Bonds		per Share (Note)
		% of issued		% of enlarged		% of enlarged
		share capital of		share capital of		share capital of
shareholder	No. of Shares	the Company	No. of Shares	the Company	No. of Shares	the Company
Datang	6,116,138,341	19.02%	6,116,138,341	19.02%	6,647,619,470	19.02%
Country Hill	3,605,890,530	11.22%	3,605,890,530	11.22%	3,919,328,119	11.22%
Holders of Placed Bonds	—	—	—	—	1,946,817,325	5.57%
Other Shareholders	22,431,747,184	69.76%	22,431,747,184	69.76%	22,431,747,184	64.19%
Total	32,153,776,055	100%	32,153,776,055	100%	34,945,512,098	100%

Note: Assuming none of the outstanding share options is exercised on or before the date on which the Bonds are fully converted into Shares. As at 31 December 2013, the Company had 483,679,899 outstanding share options.

As illustrated in Table Two above, based on the initial Conversion Price and upon full conversion of the Datang Pre-emptive Bonds and Country Hill Pre- emptive Bonds, 844,918,718 Conversion Shares will be issued, representing approximately 2.63% of the issued share capital of the Company as the Latest Practicable Date, and approximately 2.42% of the enlarged issued share capital of the Company as enlarged by the full conversion of the Bonds.

Notwithstanding the above, the shareholding interests of the Independent Shareholders will be diluted from approximately 69.76% to 64.19% assuming full conversion on the Bonds at the most. Given that the Datang Further Subscription and the Country Hill Further Subscription are in the interests of the Company and the Shareholders as a whole as discussed above, we consider such dilution impact to be acceptable in this regard.

RECOMMENDATION

Having considered the factors and reasons discussed  above,  in  particular  the followings (which should be read in conjunction with and interpreted in the full context of this letter):

•                          Datang and Country Hill exercised its respective pre-emptive rights pursuant to the Datang Share Purchase Agreement and the Country Hill Share Purchase Agreement to subscribe for the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds, respectively, following the issue of the Placed Bonds;

•                          the Datang Further Subscription and Country Hill Further Subscription will strengthen the Group’s working capital and provide funding for the implementation of the Group’s expansion plan as discussed in section (1) above;

•                          major terms of the Datang Further Subscription Agreement and Country Hill Further Subscription Agreement including initial conversion price, conversion right, maturity, interest rate and the Company’s  lock-up  undertakings  are  the same as those of the Placed Bonds Subscription Agreement;

•                          the initial Conversion Price represents a premium to the then prevailing share prices of the  Shares prior to the  Last Trading Day  and the Latest  Practicable Date;

•                          the premium represented by the initial Conversion Price falls within the range of those of the Comparables;

•                          given that the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will not bear interest, no interest payment will be required to be paid by the Company;

•                          the issue of the Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds will not have any material adverse impact on the Group’s financial position; and

•                          the dilution effect of the shareholding interests of the Independent Shareholders is considered to be acceptable,

we are of the view that the terms of the Datang Further  Subscription  Agreement,  the Country Hill Further Subscription Agreement and the transactions contemplated thereunder are based on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Shareholders and the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Datang Further Subscription Agreement, the Country Hill Further Subscription Agreement and the transactions contemplated thereunder.

Yours faithfully,
For and on behalf of
Quam Capital Limited
Noelle Hung
Managing Director

APPENDIX III   GENERAL INFORMATION

RESPONSIBILITY   STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information  with regard to  the  issuer. The Directors having made  all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete  in all material respects and not  misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

(a)                 Directors’ Interests in Securities of the Company

As at the Latest Practicable Date, the interests or short positions of the Directors in the Shares, underlying Shares and debentures of the Company (within the meaning of Part XV of the SFO), which were notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

							Percentage
							of aggregate
							interests to
							total issued
							share capital
			Number of	Derivatives			of the
	Long/Short	Nature of	Ordinary	Share		Total	Company
Name of Director	Position	Interests	Shares held	Options	Other	Interests	(Note 1)

Zhang Wenyi	Long Position	Beneficial	—	21,746,883	9,320,093	31,066,976	0.097%
		Owner		(Note 2)	(Note 3)
Tzu-Yin Chiu	Long Position	Beneficial	26,119,852	86,987,535	18,640,186	131,747,573	0.410%
		Owner		(Note 4)	(Note 5)
Gao Yonggang	Long Position	Beneficial	—	16,753,568	—	16,753,568	0.052%
		Owner		(Note 6)
Chen Shanzhi	Long Position	Beneficial	—	3,145,319	—	3,145,319	0.010%
		Owner		(Note 7)
Lawrence Juen-Yee	Long Position	Beneficial	—	4,492,297	—	4,492,297	0.014%
Lau		Owner		(Note 8)
William Tudor	Long Position	Beneficial	—	4,492,297	—	4,492,297	0.014%
Brown		Owner		(Note 9)
Sean Maloney	Long Position	Beneficial	—	4,490,377	—	4,490,377	0.014%
		Owner		(Note 10)
Frank Meng	Long Position	Beneficial	—	4,471,244	—	4,471,244	0.014%
		Owner		(Note 11)
Lip-Bu Tan	Long Position	Beneficial	—	4,634,877	—	4,634,877	0.014%
		Owner		(Note 12)

Notes:

(1)                 Based on 32,153,776,055 ordinary Shares in issue as at the Latest Practicable Date.

(2)                 On September 8, 2011, Mr. Zhang was granted options to purchase 21,746,883 ordinary Shares at a price of HK$0.455 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(3)                 On September 8, 2011, Mr. Zhang was granted an award of 9,320,093 Restricted Share Units (each representing the right to receive one ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which will vest on each anniversary of June 30, 2011, will be fully vested on June 30, 2015. As of the Latest Practicable Date, 50% of Mr. Zhang’s Restricted Share Units were vested, but none of these Restricted Share Units have been exercised.

(4)                 On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 ordinary Shares at a price of HK$0.455 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(5)                 On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 Restricted Share Units (each representing the right to receive one ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which will vest on each anniversary of August 5, 2011, will be fully vested on August 5, 2015. As of the Latest Practicable Date, 50% of Dr. Chiu’s Restricted Share Units were vested and exercised, and thus 18,640,186 ordinary Shares were issued to him.

(6)                 These options comprise: (a) options granted to Dr. Gao on May 24, 2010 to purchase 3,145,319 ordinary Shares at a price of HK$0.64 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, and (b) options granted to Dr. Gao on June 17, 2013 to purchase 13,608,249 ordinary Shares at a price of HK$0.624 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(7)                 On May 24, 2010, Dr. Chen was granted options to purchase 3,145,319 ordinary Shares at a price of HK$0.64 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(8)                 On September 6, 2013, Professor Lau was granted options to purchase 4,492,297 ordinary Shares at a price of HK$0.562 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(9)                 On September 6, 2013, Mr. Brown was granted options to purchase 4,492,297 ordinary Shares at a price of HK$0.562 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(10)          On June 17, 2013, Mr. Maloney was granted options to purchase 4,490,377 ordinary Shares at a price of HK$0.624 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(11)          On November 17, 2011, Mr. Meng was granted options to purchase 4,471,244 ordinary Shares at a price of HK$0.4 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of November 16, 2021 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(12)          These options comprise: (a) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 ordinary Shares at a price of HK$0.77 per Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of his service as a Director to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 ordinary Shares at a price of HK$0.27 per Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 16, 2019 or 120 days after termination of his service as a Director to the Board, and (c) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 ordinary Shares at a price of US$0.132 per Share pursuant to the 2004 Stock Option Plan, which were fully vested on May 30, 2008 and will expire on the earlier of September 28, 2016 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(b)                        Substantial Shareholders

Save as disclosed below, the Directors are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

Percentage of
aggregate
interests to
total issued
share capital
		Number of			of the
	Long/Short	Ordinary			Company
Name of Shareholder	Position	Shares held	Derivatives	Total interests	(Note 1)

Datang Telecom	Long position	6,116,138,341	531,481,129	6,647,619,470	20.67%
		(Note 2)	(Note 3)

China Investment	Long Position	3,605,890,530	313,437,589	3,919,328,119	12.19%
Corporation (‘‘CIC’’)		(Note 4)	(Note 5)

Notes:

(1)                 Based on 32,153,776,055 ordinary Shares in issue as at the Latest Practicable Date.

(2)                 All such shares are directly held by Datang which is a wholly-owned subsidiary of Datang Telecom.

(3)                 On December 18, 2013, the Company entered into the Datang Further Subscription Agreement with Datang, pursuant to which the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Bonds  which are convertible into  531,481,129 ordinary Shares (assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price of HK$0.7965 per Share). In this regard, Datang and  Datang  Telecom  are deemed to be interested in these 531,481,129 ordinary Shares under the SFO. The Datang Further Subscription Agreement, the issue of the Datang Pre-emptive Bonds and the allotment and issue of Shares upon conversion of the Datang Pre-emptive Bonds under the Datang Further Special Mandate are subject to the Independent Shareholders’ approval at the EGM.

(4)                 All such shares are directly held by Country Hill which is a wholly-owned subsidiary of Bridge Hill Investments Limited, which in turn is a subsidiary controlled by CIC.

(5)                 On December 18, 2013, the Company entered into the Country Hill Further Subscription Agreement with Country Hill, pursuant to which the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the Country Hill Pre-emptive Bonds which are convertible into 313,437,589 ordinary Shares (assuming full conversion of the Country Hill Pre-emptive Bonds at the initial Conversion Price of HK$0.7965 per Share). In this regard, Country Hill and CIC are deemed to be interested in these 313,437,589 ordinary Shares under the SFO. The Country Hill Further Subscription Agreement, the issue of the Country Hill Pre-emptive Bonds and the allotment and issue of Shares upon conversion of the Country Hill Pre-emptive Bonds under the Country Hill Further Special Mandate are subject to the Independent Shareholders’ approval at the EGM.

MATERIAL  CHANGES

As at the Latest Practicable Date and save as previously announced by the Company, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31 December 2012, the date of the latest published audited accounts of the Group.

DIRECTORS’ INTEREST  IN SERVICE  CONTRACTS

None of the Directors has entered into a service contract with any member of the Group (excluding contracts expiring or determinable within one year without payment of compensation  (other  than  statutory  compensation).

OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(a)                 none of the Directors had any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)                 Save for the fact that Dr. Chan Shanzhi is currently the SVP of Datang Telecom, none of the Directors was a director or employee of a company which had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO;

(c)                  none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which is subsisting as at the date of this circular and which is significant in relation to the business of the Group; and

(d)                 none of the Directors and their associates had any competing interest, in a business which competes or is likely to compete either directly or indirectly, with the business of the Group.

EXPERTS AND  CONSENTS

The following are the qualifications of the professional adviser who has given opinions or advice contained in this circular:

Name	Qualifications

Quam Capital	a licensed corporation to carry out type 6 (advising on corporate finance) regulated activity under the SFO

As at the Latest Practicable Date, Quam Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its statements, letter, report and opinion (as the case may be) as set out in this circular and references to its name in the form and context in which they are included.

As at the Latest Practicable Date, Quam Capital was not beneficially interested in the share capital of any member of the Group and did not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Quam Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2012, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

The letter from Quam Capital dated 29 January 2014 is given on pages 41 to 55 for incorporation  herein.

MISCELLANEOUS

This  circular  has  been  prepared  in  both  English  and  Chinese.  In  the  case  of inconsistency, the English text of this circular will prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Suite 3003, 30th Floor, 9 Queen’s Road Central, Hong Kong during normal business hours on any weekday, excluding public holidays, from 29 January 2014 to 11 February 2014 (both days inclusive):

(a)                  the Datang Further Subscription Agreement;

(b)                  the Country Hill Further Subscription Agreement;

(c)                   the letter from the Independent Board Committee, the text of which is set out in this circular;

(d)                 the letter of advice from Quam Capital to the Independent Board Committee and the Independent Shareholders, the text of which is set out in this circular;

(e)                   the written consent of Quam Capital referred to in this appendix; and

(f)                    this circular.

APPENDIX IV     NOTICE OF EXTRAORDINARY GENERAL MEETING

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code:  981)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (‘‘EGM’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) will be held on 17 February 2014 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 4 : 00 p.m. for the purpose of considering and, if thought fit, passing with or without modification the following ordinary resolutions:

ORDINARY  RESOLUTIONS

1.                      ‘‘THAT:

(a)                the subscription agreement dated 18 December 2013 (the ‘‘Datang Further Subscription Agreement’’) entered into between the Company and Datang Holdings (Hongkong) Investment Company Limited (‘‘Datang’’), a connected person of the Company, in relation to the issue of the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$54,600,000 pursuant to the exercise of its pre-emptive right under the share purchase agreement dated 6 November 2008 entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. by the Company as the issuer to Datang (the ‘‘Datang Pre-emptive Bonds’’), a copy of the Datang Further Subscription Agreement having been produced to the EGM marked ‘‘A’’ and signed by the chairman of the EGM for identification purpose, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified;

(b)                subject to completion of the Datang Further Subscription Agreement, the creation and issue of the Datang Pre-emptive Bonds to Datang by the Company pursuant to the terms and conditions of the Datang Further Subscription Agreement be and are hereby approved;

(c)                 subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in the Datang Conversion Shares (as defined below) to be allotted and issued upon the conversion of the Datang Pre-emptive Bonds, the directors of the Company be and are hereby authorised and granted a special mandate

*           for identification purpose only

(the ‘‘Datang Further Special Mandate’’) to allot, issue and deal with such number of shares (the ‘‘Datang Conversion Shares’’) with a par value of US$0.0004 each in the share capital of the Company as may be required to be issued upon the exercise of the conversion rights attaching to the Datang Pre- emptive Bonds at an initial conversion price of HK$0.7965 per share (subject to adjustment pursuant to the terms and conditions of the Datang Pre- emptive Bonds), on and subject to the terms and conditions of the Datang Further Subscription Agreement and the Datang Pre-emptive  Bonds, provided that the Datang Further Special Mandate shall be in addition to and shall not prejudice or revoke the existing general mandate granted to the directors of the Company by the shareholders of the Company at the annual general meeting of the Company held on 13 June 2013; and

(d)                any director(s) of the Company be and is/are hereby authorised to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose  of,  or  in connection with the implementation and completion of the Datang Further Subscription Agreement and transactions contemplated thereunder (including but not limited to the issue of the Datang Pre-emptive Bonds to Datang and the allotment and issue of any shares converted from the Datang Pre-emptive Bonds upon the exercise of the conversion rights attaching to the Datang Pre-emptive Bonds) and all matters incidental to, ancillary to or in connection thereto (subject to compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘‘Listing Rules’’)), including agreeing to and making any amendment, variation or modification of the Datang Subscription Agreement and the transactions contemplated thereunder (including but not limited to the issue of the Datang Pre-emptive Bonds to Datang and the allotment and issue of any shares converted from the Datang Pre-emptive Bonds upon the exercise of the conversion rights attaching to the Datang Pre-emptive Bonds) upon such terms and conditions which are, in the opinion of such director, in the interests of the Company.’’

2.                      ‘‘THAT:

(a)                the subscription agreement dated 18 December 2013 (the ‘‘Country Hill Further Subscription Agreement’’) entered into between the Company and Country Hill Limited (‘‘Country Hill’’), a connected person of the Company, in relation to the issue of the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$32,200,000 pursuant to the exercise of its pre-emptive right under the share subscription agreement dated 18 April 2011 entered into between the Company and Country Hill by the Company as the issuer to Country Hill (the ‘‘Country Hill Pre-emptive Bonds’’), a copy of the Country Hill Further Subscription Agreement having been produced to the EGM marked ‘‘B’’ and signed by the chairman of the EGM for identification purpose, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified;

(b)                the issue by the Company of the Country Hill Pre-emptive Bonds to Country Hill pursuant to the terms and conditions of the Country Hill Further Subscription Agreement be and are hereby approved;

(c)                 subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in the Country Hill Conversion Shares (as defined below) to be allotted and issued upon the conversion of the Country Hill Pre-emptive Bonds, the directors of the Company be and are hereby authorised and granted a special mandate (the ‘‘Country Hill Further Special Mandate’’) to allot, issue and deal with such number of shares (the ‘‘Country Hill Conversion Shares’’) with a par value of US$0.0004 each in the share capital of the Company as may be required to be issued upon the exercise of the conversion rights attaching to the Country Hill Pre-emptive Bonds at an initial conversion price of HK$0.7965 per share (subject to adjustment pursuant to the terms and conditions of the Country Hill Pre-emptive Bonds), on and subject to the terms and conditions of the Country Hill Further Subscription Agreement and the Country Hill Pre-emptive Bonds, provided that the Country Hill Further Special Mandate shall be in addition to and shall not prejudice or revoke the existing general mandate granted to the directors of the Company by the shareholders of the Company at the annual general meeting of the Company held on 13 June 2013; and

(d)                any director(s) of the Company be and is/are hereby authorised to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose  of,  or  in connection with the implementation and completion of the Country Hill Further Subscription Agreement and transactions contemplated thereunder (including but not limited to the issue of the Country Hill Pre-emptive Bonds to Country Hill and the allotment and issue of any shares converted from the Country Hill Pre-emptive Bonds upon the exercise of the conversion rights attaching to the Country Hill Pre-emptive Bonds) and all matters incidental to, ancillary to or in connection thereto (subject to compliance with  the Listing Rules), including agreeing to and making any amendment, variation or modification of the Country Hill Subscription Agreement and the transactions contemplated thereunder (including but not limited  to  the issue of the Country Hill Pre-emptive Bonds to Country Hill and the allotment and issue of any shares converted from the Country Hill Pre- emptive Bonds upon the exercise of the conversion rights attaching to the Country Hill Pre-emptive Bonds) upon such terms and conditions which are, in the opinion of such director, in the interests of the Company.’’

By Order of the Board
Semiconductor Manufacturing International Corporation Gareth Kung
Company Secretary

Shanghai, 29 January 2014

Principal place of business:

18 Zhangjiang Road
PuDong New Area

Shanghai  201203

People’s Republic of China

Registered  office:

PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman  Islands

Members of the Board:

Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director of the Company; Gao Yonggang as Executive Director of the Company; Chen Shanzhi (Li Yonghua as his Alternate), Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and William Tudor Brown, Sean Maloney, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

Notes:

1.                      A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.                      To be valid, a form of proxy must be delivered to the Company’s branch  share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183  Queen’s Road East, Wanchai,  Hong  Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or  an office copy) must  be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.                      The register of members of the Company will be closed from 13 February 2014 to 17 February 2014 (both days inclusive), during which period no transfer of shares in the Company will be registered. In order to qualify for attending and voting at the EGM, all transfers, accompanied by the relevant certificates, must be lodged with the share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712—1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 p.m. on 12 February 2014. All persons who are registered holders of the Company’s shares on 17 February 2014, the record date for the EGM, will be entitled to attend and vote at the EGM.

4.                      Shareholders are advised to read the circular of the Company dated 29 January 2014 which contains information concerning the resolutions to be proposed at the EGM.

5.                      The voting at the EGM will be taken by a poll.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST
Res. 1	☐	☐

	FOR	AGAINST
Res. 2	☐	☐

Address Change   ☐   Mark box, sign and indicate changes/comments below:

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above.  ☐

Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation

ORDINARY RESOLUTIONS

1(a)                To approve, confirm and ratify the Datang Further Subscription Agreement in relation to the issue of the Datang Pre-emptive Bonds and the transactions contemplated thereby.#

(b)               To  approve,  subject  to  completion  of  the  Datang  Further  Subscription  Agreement,  the  creation  and  issue  of  the  Datang Pre-emptive Bonds to Datang pursuant to the terms and conditions of the Datang Further Subscription Agreement.#

(c)                To authorize and grant a special mandate to the directors of the Company to allot, issue and deal with Datang Conversion Shares upon exercise of the conversion rights attaching to the Datang Pre-emptive Bonds on and subject to the terms and conditions of the Datang Further Subscription Agreement and the Datang Pre-emptive Bonds.#

(d)               To authorize any director(s) of the Company to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider to be necessary, desirable or expedient for the purpose of, or in connection with the implementation and completion of the Datang Further Subscription Agreement  and  transactions  contemplated  and  all  matters  incidental  to,  ancillary  to  or  in  connection  thereto  (subject  to compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)).#

2(a)                To approve, confirm and ratify the Country Hill Further Subscription Agreement in relation to the issue of the Country Hill Pre-emptive Bonds and the transactions contemplated thereby.#

(b)               To approve, subject to completion of the Country Hill Further Subscription Agreement, the creation and issue of the Country Hill Pre-emptive Bonds to Country Hill pursuant to the terms and conditions of the Country Hill Further Subscription Agreement.#

(c)                To authorize and grant a special mandate to the directors of the Company to allot, issue and deal with Country Hill Conversion Shares upon exercise of the conversion rights attaching to the Country Hill Pre-emptive Bonds on and subject to the terms and conditions of the Country Hill Further Subscription Agreement and the Country Hill Pre-emptive Bonds.#

(d)               To authorize any director(s) of the Company to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider to be necessary, desirable or expedient for the purpose of, or in connection with the implementation and completion of the Country Hill Further Subscription Agreement  and  transactions  contemplated  and  all  matters  incidental  to,  ancillary  to  or  in  connection  thereto  (subject  to compliance with the Listing Rules).#

#  The full text of the resolution is set out in the Notice of Extraordinary General Meeting.

Semiconductor Manufacturing International Corporation	Voting Instruction Card
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64507, St. Paul, MN 55164-0507

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Extraordinary General Meeting (the “Meeting”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Monday, February 17, 2014, at 4:00 p.m. (Beijing Time), for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., February 12, 2014. Only the registered holders of record at the close of business on February 7, 2014, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of February 7, 2014, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., February 12, 2014.

For more information regarding the Meeting please visit the Company’s website at http://www.smics.com/eng/investors/ir_filings.php.  If  you  wish  to  obtain  a  hard  copy  of  the  Notice  of  Extraordinary  General Meeting free of charge, you may do so by calling JPMorgan Shareholder Service Center at 1 (800) 990-1135 or by emailing jpmorgan.adr@wellsfargo.com.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.